Mail Stop 4720

December 2, 2010

Ms. Carol Soto
Chief Financial Officer
Atlantic Southern Financial Group, Inc.
1701 Bass Road
Macon, Georgia 31210

      Re: Atlantic Southern Financial Group, Inc.
             Form 10-K for Fiscal Year Ended
             December 31, 2008

Dear Ms. Soto:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant